

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 4, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.150% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share ($25.00 liquidation preference per share) of AIR LEASE CORPORATION under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.